Exhibit 99.2

DRDGOLD LIMITED



ESG
FACT SHEET
2023





REWIND

CONTENTS

ROLLING BACK MINING'S ENVIRONMENTAL LEGACY THROUGH LARGE-SCALE RETREATMENT OF MINE DUMPS



FORWARD-LOOKING STATEMENTS

Some of the information in this fact sheet may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to DRDGOLD Limited (DRDGOLD or the Company or the Group), that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this fact sheet, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, amongst others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section titled "Risk factors" included in our Form 20-F for the fiscal year ended 30 June 2023, which we filed with the United States Securities and Exchange Commission (SEC) on 30 October 2023. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this fact sheet or the occurrence of unanticipated events. Any forward-looking statement included in this fact sheet has not been reviewed or reported on by DRDGOLD's auditors.

The **REWIND** icon on the cover page aligns with **DRDGOLD's purpose of reversing the environmental legacy of mining.**

ABOUT THIS FACT SHEET

There is ever-increasing attention being paid by an array of stakeholders to the environmental, social and governance (ESG) responsibilities of mines in terms of their operations. We continue to strive to be a benchmark setting enterprise in this regard and to meet these expectations by sustainably delivering shared value through the retreatment and management of mine tailings.

We endeavour to improve the transparency of ESG disclosures, taking cognisance of material issues affecting ESG responsibilities within the Group.

We also report on our alignment with the United Nations Sustainability Development Goals (SDGs) as well as the Responsible Gold Mining Principles (WGC RGMPs) of the World Gold Council, which we joined as a member in September 2023.

This ESG fact sheet prepared for the year ended 30 June 2023 contains sustainability data which is also contained in our Annual Integrated Report and therefore should be read in conjunction with the report which can be found on the Company's website: *https://www.drdgold.com/investors/reports-and-results#ars2023*.

The Annual Integrated Report is prepared in accordance with the Integrated Reporting Framework and the Global Reporting Initiative (GRI) Standards. We also apply other standards, codes, principles and guidelines during our reporting processes: the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited Listings Requirements, and the Companies Act of South Africa, No. 71 of 2008.

DRDGOLD has identified the following eight United Nations SDGs which are aligned to our core purpose as a business and our overall strategy:


1 NO POVERTY
4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS



STRATEGIC APPROACH TO SUSTAINABILITY

In the early days of gold mining in Johannesburg, there was limited understanding and focus on the future environmental impacts of mine residue depositioning. In the decades that followed, a second, equally challenging situation arose when a city sprung up around these dumps, with residential communities growing and moving ever closer to the mines.



FINANCIAL CAPITAL
MANUFACTURED AND INTELLECTUAL CAPITAL
HUMAN CAPITAL
NATURAL CAPITAL
SOCIAL AND RELATIONSHIP CAPITAL
A STRATEGY INFORMED BY SUSTAINABLE DEVELOPMENT

This was aggravated by the forced displacement of communities and the social engineering of the apartheid era, and poorly managed urban influx and development policies since democracy. This has resulted in hundreds of thousands of people living in formal and informal communities, much too close to mine dumps – dumps that were closed due to a standard of environmental containment that assumed community presence much further away.

We deal with this dilemma by taking an integrated approach to social and natural capital. They are inextricably linked, and delivering value in respect of the one, also brings us closer to our goals in respect of the other. Our aim is to leave an enduring legacy by permanently removing many of the old mine dumps scattered around the Witwatersrand basin that were either built where they did not belong in the first place, or that had become inappropriately situated because of the movement of people and establishment of a new urban reality.

We do this by reprocessing the dumps and redepositing the mine-waste on to tailings storage facilities that are managed in accordance with contemporary standards of environmental and geo-technical standards, cleaning environmentally sensitive areas in the process and freeing up land for redevelopment. This yields both an environmental dividend as well as a social dividend in improving the quality of life of affected communities whilst also creating financial value, allowing sustainable land use to take place in areas previously sterilised. The value delivery is therefore truly integrated and firmly aligned with the principles of sustainable development.

Our process is technology-driven requiring a specialised skillset on the part of our employees. Hazardous reagents are used in our metallurgical processes which requires sharp focus on safety and governance while the prominence of water and electricity consumption requires acute awareness and ongoing development to limit and reduce our impact on the environment. ESG is key to our commitment to sustainable development and our goals of reversing the environmental legacy of early mining, limiting and reducing our impact on natural resources and of improving the quality of life of our affected communities.

With every project we challenge ourselves to ensure that our values, ambitions and actions are aligned.

We ask ourselves:

- Do we provide an inclusive workspace that promotes diversity?
- Do we provide our employees and women in particular with a working environment that is both physically and emotionally safe?
- Is our workforce trained and equipped to deal with the ever-changing factors influencing our business and the increasingly prominent role of technology?
- Is our water usage optimal and do we minimise the extent to which we rely on potable water?
- Are we managing effluent effectively and preventing the discharge of pollutants into surrounding water sources?
- Are we doing enough to reduce our reliance on the power utility, Eskom Holdings SOC Limited (Eskom), and thus our reliance on coal-fired electricity and its associated carbon footprint, and promoting sustainability through strategies that soften the impact of Eskom's pricing policy, and the unreliable and erratic nature of electricity supply?
- Is our dust monitoring programme effective in reducing a nuisance to affected communities?
- Do we have the relevant regulatory compliance requirements to address uncertainty?

STRATEGIC APPROACH TO SUSTAINABILITY continued

These questions also inform an integrated thinking process in the execution of our overall business strategy by the board of directors of the Company (Board).

A very prominent part of our business focus is that of tailings storage facility (TSF) safety. We subscribe to the contemporary imperative of greater transparency and enhanced governance in terms of the technical standards, safety and environmental impact of TSFs, a commitment that so far has led us to implement the following:



A Group wide review of the TSF management policy to align with best practice	Internal Tailings Performance Management System for dedicated data collection, storage and processing	Quarterly drone and satellite surveillance	Review of various technologies which could be used to enhance TSF observation and monitoring	External Independent Tailings Review Panel

OUR STRATEGIC FOCUS AREAS WITH A DIRECT LINK TO ESG INCLUDE:



Using technology and information to enhance operational performance and to minimise the impact on the environment	Create a value driven culture of employee safety, empowerment, diversity and inclusivity	Improving the quality of life of communities surrounding our operations

SUSTAINABILITY GOVERNANCE

The Board is ultimately responsible for setting the governance standards of the Company to ensure that business is conducted ethically, responsibly and in accordance with principles of good corporate governance. The Social and Ethics Committee assists the Board in executing this responsibility. The Board is satisfied that the chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues, as he is a qualified ESG Competent Director and Climate Change Competent Director. In addition to this, the Board resolved that the other two non-executive directors also have the sufficient skills and expertise to serve as members of this committee and on the other Board committees on which they serve.

Regular updates and best practices are shared as and when they become available. Key activities of the Social and Ethics Committee include:

- Monitoring the Group's activities with regard to the 10 principles set out in the United Nations Global Compact and the Organisation for Economic Co-operation and Development recommendations regarding corruption; the Global Industry Standards on Tailings Management; the United Nations SDGs; the Employment Equity Act 55 of 1998; and the Broad-Based Black Economic Empowerment Act 53 of 2003
- Monitoring principles governing sponsorship, donations and charity
- Monitoring the environment, health and public safety, including the impact of the Group's activities and of its products and services
- Monitoring labour and employment practices
- Reviewing the Group's Code of Ethics
- Providing guidance on corporate citizenship initiatives
- Reviewing cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees of the Group

The executive committee (Exco) led by the Chief Executive Officer is responsible for executing the ESG strategy and reporting back to the Board.

Furthermore, as the whole aspect of ESG and climate change in relation to sustainability reporting is an evolving process, our aim in the upcoming financial year is to have a structured approach to sustainability-related issues on our meeting agendas and management reports to ensure that we are incorporating the requisite themes and requirements.

ESG RISKS

Our Board oversees our risk strategy, including risk appetite and risk management governance. DRDGOLD employs a formal, enterprise-wide risk management process (ERM) designed in terms of which risks are identified, reviewed and recorded periodically, risk targets are set, and risk ownership allocated to the appropriate executive or senior manager.

TOP FIVE ESG-RELATED RISKS ARE:

1	2	3	4	5
Worsening security conditions	**Eskom electricity supply and high prices**	**Climate change impact and action failure**	**Social license to operate**	**Social unrest**

ESG risks feature prominently in our ERM and are considered both in terms of business risk and business opportunity with increased focus on value targets.

RISK IMPACT ON OUR OPERATIONS

Below is an illustration of how these risks impact our operations:



Recovered water reused
Tailings
Ergo plant
Brakpan/Withok storage facility
2
5
2
Driefontein 4 storage facility
DP2
4
2
3
1
Rehabilitation
Land for redevelopment
Gold doré bars

Note:

- Risks which the Company can influence for the better from within its operations, where they relate in part to alternative sources of power
- Result of the Company's successful handling of manageable risks
- Risks outside of the Company's control

For more information on how these risks are mitigated, please refer to *Our Operating Environment* section on pages 59 to 62 of the Annual Integrated Report 2023 and the *Risks and Opportunities* section on pages 45 to 52.

MATERIAL ISSUES



ENVIRONMENTAL VALUE-ADD

Environmental spend

R41.9m

(2022: R60.3m)

Strategic focus area

Using technology and information to enhance operational performance and to minimise the impact on the environment

Applicable UN SDGs:

9 Industry, innovation and infrastructure | 12 Responsible consumption and production | 13 Climate action

Strategically relevant WGC RGMPs:

8 – Environmental stewardship	9 – Biodiversity, land use and mine closure	10 – Water, energy and climate change

DRDGOLD's profile has systematically evolved over time to become increasingly "green" - we produce gold but do not generate new waste or tailings and therefore are "waste neutral". Over the past twelve years, we have systematically migrated away from potable water use to a point where now, less than 10% of consumption is potable and our water reticulation is in a closed-circuit. Over time more than 138 mine dumps have been removed and reprocessed, clearing and restoring more than 2 000 hectares of land, with several hundred hectares more due to be rehabilitated. R9.5 million was spent on the rehabilitation of clean up sites during FY2023. In response to the systematic demise of our nation's power utility and a failing electricity grid, another leg is about to be added to this circular model - renewable energy.

Our targeted nature dividend is pursued through three distinct strategic objectives:

- The first involves measures to contain the impact that our operations have on the environment through the containment of dust and effluent
- The second is to minimise the impact our activities have on nature and natural resources
- The third is to restore areas that have been impacted by mining through rehabilitation

We mitigate dust nuisance mainly by vegetating TSFs through concurrent and post-decommissioning rehabilitation. Dust fall-out is measured at 287 sites to track and monitor dust fall-out trends.

Water is kept in a closed circuit and all water in and on storage sites is contained by way of return water dams and evaporation ponds to ensure that water from workings does not find its way into the natural environment.

We make extensive use of high density polyethylene liners to minimise pipe frictional losses.

At Ergo Mining Proprietary Limited (Ergo), approximately 61% of process water makeup is from the Brakpan/Withok TSF, pumped back to reclamation sites *via* our closed circuit water reticulation system. A further 16% of process water is sourced from treated acid mine drainage (AMD) and a further 14% is sourced from the Cinderella and Rosherville Dams. The balance of 9% of water use is potable water.

At Far West Gold Recoveries Proprietary Limited (FWGR), we currently use all the water we can harvest from Driefontein 4 TSF through our return water system for process water. This amounts to approximately 49% of our requirements. The balance is sourced from underground mine dewatering.

Here, potable water consumption is limited to drinking water and ablutions.

The reclamation of mine dumps for reprocessing is by its very nature rehabilitative of the land on which the dumps are situated. Land capable of redevelopment as well as environmentally sensitive areas are restored as a result of our activities. This outcome is closely linked to our social value-add target of improving the quality of life of those communities living within the areas of impact of our operations and facilities.

Our main supplier of electricity is Eskom, both directly and through local municipalities. This also makes up the bulk of our carbon emissions. We are in the process of building a photovoltaic power plant near Ergo. An initial 20MW phase is nearing completion and should be up and running by November 2023, and, within the twelve (12) months following, we will be adding a second phase with an additional 40MW of generating capacity. Added to this will be a 160MWh power storage facility, feeding back into the grid and setting us up to offset power consumption in the rest of the business through wheeling.

ENVIRONMENTAL VALUE-ADD continued

This facility will considerably reduce operational risk and the cost of power whilst also delivering a significant investment return for the Company.

It will also substantially reduce our carbon footprint. As a company whose entire strategy is built around sustainable development and integrated value add, this is a textbook example of an investment in technology that contributes to a range of Sustainable Development capital-stocks.

R2 billion of our planned R3.5 billion capital expenditure this year is committed to this project.

More information can be obtained in the *Climate Change and Green Energy* section of the Annual Integrated Report 2023 on pages 53 to 55.

	2023	2022	2021
Environmental spend (Rm)	**41.9**	60.3	105.0
TSFs vegetated (ha)	**25**	58	115
Land rehabilitated and clearance from National Nuclear Regulator (NNR) (ha) [1]	**30**	24	0
Electricity consumption (Mwh)	**333 249**	376 513	381 707
Diesel consumption (litres)[2]	**951 788**	782 333	800 799
Natural gas consumption (GJ)	**104 806**	108 506	96 189
Total energy intensity (GJ/tonne)	**1.14**	**0.78**	**0.77**
Potable water consumption (Ml)	**2 380**	2 642	2 968
Surface water extracted (Ml)	**3 481**	4 691	4 210
Underground water extracted (Ml)	**3 740**	3 233	2 681
Rondebult waste-water (Ml)	**—**	27	46
Water recycled in the process (Ml)	**18 561**	20 321	21 394
TCTA water (AMD) (Ml)	**3 924**	2 907	1 683
Total water used (Ml)	**32 086**	**33 819**	**32 982**
Potable water used (%)	**7**	8	9
Water used per tonne (litres)	**1.39**	1.20	1.12
Total sites monitored for dust	**1 372**	**1 414**	**1 480**
Dust exceedances	**12**	28	4
Scope 1 CO_2 emissions (tonnes)	**8 570**	8 103	7 449
Scope 2 CO_2 emissions (tonnes)	**359 909**	406 634	404 609
Total carbon emissions (tonnes CO_2e)	**368 581**	**414 835**	**412 145**
Total CO_2e per gold kilogram produced (tonnes CO_2e / gold kg) [3]	**69.8**	**72.5**	**72.0**
Cyanide consumption (tonnes)	**5 996**	6 824	6 799

[1] *In FY2021, there were no land clearance certificates received and a cumulative amount of 88ha of rehabilitated land had been lodged with the NNR for clearance and awaiting approval. In FY2022, 24ha of land clearance certificates were received and applications in respect of 16ha of rehabilitated land were lodged with the NNR for approval. In FY2023, 30ha of land clearance certificates were received and there were no applications of rehabilitated land lodged with the NNR for approval. A cumulative amount of 56ha remains outstanding from previous years for approval by the NNR.*

[2] *Diesel increased as a result of increased use of electricity generators due to increased electricity disruptions*

[3] *CO_2e per unit of physical output based on gold production for FY2023 for the Group of 5 282kg. For FY2022 and FY2021 it was 5 720kg and 5 723kg respectively.*

No fines of monetary value or significant non-monetary sanctions for non-compliance with environmental laws and regulations were imposed on the Group in FY2021, FY2022 and FY2023.



SOCIAL VALUE-ADD

Total social and economic spend

R55.2m LA

(2022: R52.9m LA)

Strategic focus area

Improving the quality of life of communities surrounding our operations

1 NO POVERTY | 4 QUALITY EDUCATION | 11 SUSTAINABLE CITIES AND COMMUNITIES

Strategically relevant WGC RGMP:

7 - Working with communities

We are committed to operating in a sustainable and responsible manner and to improving the quality of life for those living in the communities surrounding our operations. This is premised on the assumption that a stable societal environment is an essential requirement for business sustainability. Through ongoing stakeholder engagements with government structures, local communities and Non-governmental Organisations (NGOs) we strive to strengthen our relationships to promptly and effectively address concerns raised.

Our social value-add is therefore focused on the realities faced by these communities and aims to alleviate poverty and provide educational opportunities to the youth.

Our programmes:
Focus on enabling communities to be self-sustainable by providing skills development in the areas of entrepreneurship and business acumen

- Strive for meaningful engagement with community groups to understand their struggles and concerns and to respond in an appropriate way

Our initiatives to contain the impact of our operations on the environment, in particular the removal of mine dumps and the containment of dust and effluent, clearly overlap with this objective. Poverty alleviation and self-empowerment takes place through our successful alliance with Umsizi Sustainable Social Solutions (Umsizi), which has assisted us in rolling out the Broad-based Livelihoods (BBL) Programme in the Ekurhuleni, City of Johannesburg and Merafong communities. The programme has equipped around 11 200 participants with skills and infrastructure to produce healthy food, generate an income, grow a business and trade in fresh produce. We are seeing hundreds of young and older entrepreneurs rising up to become productive and economically active members of society, and beacons of hope to those around them.

Of these participants, a total of 3 048 have taken it a step further by teaching others what they have learnt, and in the process, as part of an incentive program, "earned" themselves a hydroponic tunnel to grow vegetables.

We engage with various schools in our areas of influence to set up programmes aimed at upskilling our youth and to equip them to make an active contribution to our economy. We have two high school teachers in our employ who provide extra classes in mathematics, science and accountancy to high school pupils at six schools.

These schools are mostly under-resourced and many pupils live in circumstances that are less than ideal. Over the years, thousands of pupils have taken advantage of this opportunity.

	2023	2022	2021
Total socio-economic development spend (Rm)	**55.2**	52.9	48.9
Total discretionary spend with B-BBEE companies (%)	**71.0**	61.0	50.2
Communities reached	**42**	27	25
Direct and indirect jobs created [1]	**3 048**	783	259
Members of communities on learnerships	**669**	518	317
Learners who benefited from maths, science and accountancy programmes	**421**	398	662

[1] *These are individuals participating in the BBL programme who are now able to live off their farming initiative and can generate an income of approximately R10 000 per annum from their tunnel production.*

We spent R38.6 million on various community projects and youth education programmes during the year. 3 048 households can now earn approximately R10 000 annually from their tunnel production.



HUMAN RELATIONS AND HEALTH AND SAFETY REVIEW

Value distributed to employees – salaries, wages and other benefits

R663m

(2022: R650m)

Strategic focus area

Create a values-driven culture of employee safety, empowerment, diversity and inclusivity

4 QUALITY EDUCATION

8 DECENT WORK AND ECONOMIC GROWTH

Strategically relevant WGC RGMP:

4 - Safety and health

We employ 927 full-time employees and 2 155 specialist service-providers. Service-providers are deployed mostly in security, reclamation and tailings deposition.

It is our desire to develop an engaged, knowledge-based workforce that increasingly represents the demographics of South Africa and that provides fair opportunity for advancement to all. We aspire to create an environment where employees are safe, content and are provided with every opportunity to develop as individuals.

A three-tiered approach is taken to safety:

- Firstly, we take responsibility for creating a safe workplace and awareness of potentially hazardous situations
- Secondly, we provide employees with both the training and equipment required to perform every task safely
- Thirdly, we encourage and teach the appropriate attitude towards safety and safe conduct

In terms of employee well-being:

- A range of training courses is available to employees, from basic literacy to sophisticated junior leadership. Training takes place in-house and at our accredited training academy, Ergo Business Development Academy (EBDA)
- Our Best Life Programme offers private and confidential guidance and counselling to assist employees with emotional health and coping skills
- Employees have access to life skills training, also through EBDA, that addresses lifestyle choices, personal health and financial literacy

	2023	2022	2021
Total salaries and wages paid (Rm)	**663**	650	598
Employee training spend (Rm)	**16.6**	14.7	12.0
Women as a % of workforce	**25**	23	23
Historically disadvantaged persons (HDP) as a % of employees	**75**	74	72
Human rights incidences	**—**	—	—
Fatalities	**—**	—	—
Lost time injury frequency rate (LTIFR)	**1.50**	1.84	0.80
Reportable injury frequency rate (RIFR)	**1.09**	0.66	0.40
Silicosis and asbestos cases reported [1]	**—**	2	—
TB cases reported	**5**	6	4
Noise-induced hearing loss cases reported [1]	**9**	8	2

[1] *Information not presented for FWGR as this information is not released by the hospital*

We employ 927 full-time employees and 2 155 specialist service-providers

DRDGOLD LIMITED

www.drdgold.com